May 3, 2011

Larry Spirgel
C/o Kate Beukenkamp
United States Securities Exchange Commission
100F St NE
Washington, DC 20549

By Fax:  703 813 6986

Subject:	Bio-Carbon Solutions International Inc
Form 8-K/A filed February 25, 2011
File No. 333-148546

Dear Sir/Madam

Thank you  for your comments/request for information of April 20, 2011.

General

1.
We note your response to comment one in our letter dated March 24, 2011 including a reiteration of the information found in your 8-K/A filed February 25, 2011. However, we do not believe the information addresses our prior comment. Please discuss how Mr. Wilkes came in contact with the company’s current management team and whether or not any third parties facilitated their transactions. In addition, please explain the reasons why Dr. Duchesne sold the Lacey license to Lacey Holdings and then reacquired it with your company. Please discuss the nature and amount of all consideration given or received between the company or its management and Lacey Holdings and 1776729 Ontario Corporation in connection with the license transfers. Please refer to Item 2.01(c) and (d) of Form 8-K.

We have amended our Form 8-K/A to reflect the added requirement for disclosure.  We have included information regarding how the carbon market evolved in the fall of 2010 and which permitted to understand how the Lacey License became useful to the Company.

Please note that your statement “In addition, please explain the reasons why Dr. Duchesne sold the Lacey license to Lacey Holdings and then reacquired it with your company”  Is not accurate as the acquisition into Elemental Protective Coatings Inc was conducted by Mr. Wilkes on November 4, 2010 at a time when Dr Duchesne was not an officer or a director of the company.

2.
Please include a description of Dr. Duchesne’s and Mr. Cormier’s prior transaction with a publicly-reporting shell company that was renamed Bio-Carbon Systems International and explain why they abandoned their attempt to operate their business through that entity and instead entered into the transactions with Elemental Protective Coatings.

Dr Duchesne and Mr Cormier were previously engaged in Bio-Carbon Systems International in a carbon undertaking.  However, the company (Bio-Carbon Systems International Inc; CIK 0001475430) elected to change its business plan to become a mining venture as filed with the SEC on an 8K filing dated December 23, 2010.  Both resigned on December 23, 2010 and their intellectual properties were returned to them as per a mutual release agreement filed on the same date as exhibit to the 8K filed on the same date

Section 1- Registrant’s Business and Operations, page 2

3.
We note your response to comment two in our letter dated March 24, 2011 including your reference to the Lacey Holdings license previously filed as an exhibit. However, please revise your disclosure to discuss specifically the material terms of this agreement including, but not limited to, payments, fees and other material terms.

See new Section 2.01 of the new Form 8-K/A filing.

Corporate Governance and Management, page 15

4.
We note your response to comment six in our letter dated March 24, 2011. Please revise your disclosure to specifically address the requirements of Item 404 (d) of Regulation S-K with attention to related party transactions.

Our disclosure has been modified in Form 8-K/A.  Particularly we added a section titled “Compensatory arrangements—related party transactions”

Attached please find the required certification

Yours truly,

Luc C Duchesne

President and CEO

CONFIRMATION AND ACKNOWLEDGEMENT

On the behalf of Bio-Carbon Solutions International Inc. (the “Company”), the undersigned hereby confirms that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its reports and other filings with the Securities and Exchange Commission;

•
Comments from staff of the Securities and Exchange Commission or changes to disclosure in response to those comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings made with the Securities and Exchange commission; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed this 3 rd day of May, 2011.

By::
Name: Luc C Duchesne
Title: President and CEO